                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-4416                                                              September 30, 1998
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Armada Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      290 Donald Lynch Boulevard, Marlboro, MA 01752
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INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

INVESTMENT COMPANY
1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT
3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

March 26, 1999


Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115


                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of National City Bank ("the Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of September 30, 1998.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998 with respect to securities and similar investments reflected in the investment account of the Company.


Very truly yours,

/s/ Brian R. Loveless
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 Brian R. Loveless
 Senior Vice President

/s/ Robert A. Arnold
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 Robert A. Arnold
 Senior Vice President

                        Independent Accountant's Report


To the Board of Directors of
Armada Funds


We have examined management's assertion about the Armada Funds' ("the Funds") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of September 30, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, as amended. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from June 1, 1998 through September 30, 1998;

     [ ] Count and inspection of all securities and similar investments located in the vault of National City Bank ("the Custodian") without prior notice to management;

     [ ] Confirmation of or performed alternate procedures on all of the Custodian's securities and similar investments held by Chase Bank, the Depository Trust Company, the Federal Reserve Bank of Cleveland, Union Bank of California, Goldman Sachs & Co., Fidelity Investments Institutional Services, Co., Federated Investors and PFPC Institutional Services. Ascertained that the securities of the Funds were included in the total holdings of such securities per the Custodian's records;

     [ ] Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     [ ] Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

     [ ] Confirmation of or performance of alternate procedures on all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

     [ ] Agreement of five security and/or investment purchases and five security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Armada Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as amended, as of September 30, 1998 with respect to securities and similar investments reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Cleveland, Ohio
March 26, 1999